Mail Stop 3561
      							January 11, 2006

Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY  11104

	Re:	Steven Madden, Lt.d
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005

		Forms 10-Q for Fiscal Quarter Ended September 30, 2005
		File No. 0-23702

Dear Mr. Dharia:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ending December 31, 2004

Note E - Restricted Stock Awards, page F-16

1. We note your discussion regarding both the exchange of restricted stock awards for cash and the pay-out of an award in cash prior to the expiration of its vesting period. Tell us whether you recognized additional compensation expense in 2004 in order to fully recognize the fair value of the restricted stock. If you did not, tell us why not given your statement that the cash awards "are equal to the value of the restricted stock when originally issued."

Note K - Operating Segment Information, page F-26

2. We note your disclosure that your business is comprised of three distinct segments based on the methods used to distribute your products. However, due to the information you provide on pages 14 through 19 of MD&A, it appears that you have discrete financial information available for your brands under the Wholesale segment and that these brands may each be an operating segment. Please explain how you have determined that your presentation of the Wholesale segment is appropriate using the guidance of SFAS 131. If you believe you have aggregated several operating segments (i.e. the brands) into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

3. Please tell us how you have identified your chief operating decision maker and provide us with an example of all of the reports provided on a regular basis to the chief operating decision maker.

Quarter Ended September 30, 2005

4. We note that over the course of 2005 it appears that you issued significantly more cash in lieu of restricted stock. Please provide us with more details about the original restricted stock awards, including the purpose of the original awards and the recipients of these awards, i.e. employees, non-employees and / or directors. Tell us and disclose why the Company is entering into these types of agreements and whether you expect to continue to exchange restricted stock awards for cash in the future.


5. Please confirm that your next Form 10-K will include disclosures related to the restricted stock awards in a level of detail similar to that included in your Form 10-K for the year ended December 31, 2004 as there was no disclosure of these awards in your most recent
Form 10-Q.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

								Sincerely,



								Michael Moran
								Accountant Branch Chief



Mr. Arvind Dharia
Steven Madden, Lt.d
January 11, 2006
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